UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. 4)

1.	Name of the Registrant:

Texas Pacific Land Corporation

2.	Name of Person Relying on Exemption:

Lion Long Term Partners LP

York GP Ltd.

Stephen N. Walker

3.	Address of Person Relying on the Exemption:

Ugland House

South Church Street, KY1 1104

Grand Cayman

Cayman Islands

4.	Written Material. The following written material is attached hereto as Exhibit 99.1:

Open Letter to Proxy Advisors and to Stockholders of Texas Pacific Land Corporation, dated May 11, 2023.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote the proxy of any third-party stockholder of the Registrant. Lion Long Term Partners LP (together with its affiliates, “Lion Long Term Partners”) is not asking for the proxy card of any third-party stockholder of the Registrant in connection with the adjourned 2022 annual meeting of stockholders of the Registrant and will not accept any such proxy card if sent. The cost of this filing is being borne entirely by Lion Long Term Partners.

PLEASE NOTE: Lion Long Term Partners is not asking for the proxy card of any third- party stockholder of the Registrant and cannot accept any such proxy card. Please DO NOT send us your proxy card.

(Written material follows on next pages)

Exhibit 99.1

Lion Long Term Partners LP

May 11, 2023

Open Letter to Proxy Advisors and

To Stockholders of Texas Pacific Land Corporation

Dear Fellow Stockholders and Proxy Advisors,

On April 28th, following the release of the transcript of the April 17th trial hearing in Delaware Chancery Court, we wrote to Glass Lewis, Institutional Shareholder Services and Egan Jones (the “Proxy Advisors”) urging them to review their recommendation to vote “For” Proposal 4 (to amend the Company’s Certificate of Incorporation to increase by sixfold the number of authorized shares of common stock of the Company) at the adjourned 2022 Texas Pacific Land Corporation (“TPL” or the “Company”) Annual Meeting, to be held May 18, 2023 solely to consider Proposal 4. We also wrote to The New York Stock Exchange urging them to review their classification of Proposition 4 as “Routine”.

Yesterday Glass Lewis announced that it has changed its recommendation with respect to Proposal 4 to “Against” and we urge the other Proxy Advisors to review their case files and Glass Lewis’ detailed explanation of its change in position and follow Glass Lewis in recommending an Against vote on Proposal 4, and we urge the Stockholders of the Company who have voted For Proposal 4 to reconsider their position.

In its May 9 update of its analysis of Proposal 4, Glass Lewis explains its change of recommendation as based on its review of the documents filed in the Delaware Chancery Court litigation initiated by the Company against the “Investor Group” of the Company owning some 21% of the Company outstanding common shares, and TPL’s April 25 supplemental proxy materials. (Lion Long Term Partners is not a member of the Investor Group.)

Glass Lewis noted that the Investor Group submitted proxies for the 2022 Annual Meeting to vote against Proposal 4, and that at the Annual Meeting management had obtained favorable votes from only 35.2% of the outstanding common shares, well short of the simple majority required for approval of Proposal 4.

Proxy Advisors and Stockholders

May 11, 2023

Glass Lewis further noted that the position of the Investor Group is that the Company should be governed as it has for most of its 135-year history operating as a liquidating trust vehicle with no ability to issue new shares, let alone for the purpose of pursuing external acquisitions, and that, if approved, Proposal 4 would give management of the Company many billions of dollars’ worth of unissued Company stock, effectively giving the Company a blank check to dilute stockholders through acquisitions with stock and equity compensation grants to management.

In its highly perceptive nine paragraph analysis Glass Lewis argues strongly that Stockholders should vote against Proposal 4 and it noted that Stockholders who have previously cast votes in favor of Proposal 4 still have the ability to switch their votes to AGAINST, which Glass Lewis now advises they do.

We do too.

Yours sincerely,

Stephen Nicholas Walker

York GP Ltd.

General Partner of

Lion Long Term Partners LP

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. LION LONG TERM PARTNERS LP IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT. WE URGE TPL’S STOCKHOLDERS TO VOTE AGAINST PROPOSAL 4 BY FOLLOWING THE INSTRUCTIONS PROVIDED BY MANAGEMENT IN ITS PROXY MAILING.

THE VIEWS EXPRESSED ABOVE ARE THOSE OF LION LONG TERM PARTNERS LP, YORK GP LTD., AND MR. WALKER. THE INFORMATION PROVIDED IN THIS COMMUNICATION MAY NOT BE RELIED UPON AS INVESTMENT ADVICE, NOR BE CONSIDERED AS A RECOMMENDATION TO BUY OR SELL SHARES OF TPL. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

Contact:

John Glenn Grau

InvestorCom LLC

(203) 295-7841